UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GRAMERCY CAPITAL CORP.

(Name of Issuer)

8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

384871307

(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, LLC
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384871307	SCHEDULE 13D/A	Page 2 of 8 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 806,815
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 806,815

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on information provided by the Issuer.

CUSIP No. 384871307	SCHEDULE 13D/A	Page 3 of 8 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 806,815
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 806,815

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on information provided by the Issuer.

CUSIP No. 384871307	SCHEDULE 13D/A	Page 4 of 8 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 806,815
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 806,815

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)    Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on information provided by the Issuer.

CUSIP No. 384871307	SCHEDULE 13D/A	Page 5 of 8 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 806,815
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 806,815

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on information provided by the Issuer.

CUSIP No. 384871307	SCHEDULE 13D/A	Page 6 of 8 pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on August 4, 2011.  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.  Capitalized terms used but not defined in this Amendment No. 1 have the meanings provided in the previously filed statement on Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The shares of Preferred Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

The Issuer suspended dividends on the Preferred Stock on December 31, 2008.  The dividend payment due on September 30, 2011will be the twelfth dividend on the Preferred Stock that has not been paid.  In its most recent Annual Report on Form 10-K (“Form 10-K”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 23, 2011, the Issuer indicated that  it did not know when or if it will pay future dividends, including accumulated and unpaid dividends on the Preferred Stock.  In the event that no dividend is paid on September 30, 2011, the twelve missed dividend payments will total approximately $21.5 million, or approximately $6.09 per share of Preferred Stock.

According to the terms of the Preferred Stock, as set forth in the Issuer’s Articles Supplementary for the Preferred Stock filed with the Maryland State Department of Assessments and Taxation on April 18, 2007, a copy of which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 18, 2007 (the “Articles Supplementary”), as a result of the Issuer’s failure to pay dividends on the Preferred Stock for six quarters, the number of directors constituting the Board of Directors of the Issuer (the “Board”) is to be increased by one and the holders of the Preferred Stock are entitled to vote as a single class to elect such additional director (the “Preferred Director”).  The election of the Preferred Director is to occur at any annual meeting of stockholders or special meeting of stockholders or at a special meeting of the holders of the Preferred Stock called by the Secretary of the Issuer upon its own volition or upon the written request of the holders of not less than 20% of the total number of shares of Preferred Stock.  At such time as all dividends in arrears and the then current period’s dividend have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment, the right of the holders of the Preferred Stock to elect such Preferred Director shall cease and the terms of office of any Preferred Director previously elected shall terminate and the number of directors constituting the Board of the Issuer shall be reduced accordingly.  The above summary is qualified in its entirety by reference to the Articles Supplementary.

On September 30, 2011, Indaba Capital Management ( the “Investment Manager”) sent a letter to the Board of the Issuer, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, (i) urging that the Board authorize and the Issuer declare for payment, as soon as practicable, all accrued and unpaid dividends to the holders of Preferred Stock and (ii) giving notice that the Fund delivered to the Secretary of the Issuer a written request (the “Meeting Request”), substantially in the form attached hereto as Exhibit 3, that the Issuer call a special meeting of holders of Preferred Stock to elect the Preferred Director (the “Special Meeting”) and has nominated Derek C. Schrier (the “Nominee”) as a nominee to be elected as a member of the Board at either the Special Meeting or at the next annual meeting of stockholders of the Issuer (the “Annual Meeting”) in the event that the Issuer is not obligated to call the Special Meeting because it fixes the date for the Annual Meeting within 120 days of the date of the Meeting Request.  Indaba has reserved the right to substitute another person as the Nominee in Mr. Schrier’s place.

As a holder of Preferred Stock, the Reporting Persons are considering their options with respect to the election of directors at the Special Meeting or the Annual Meeting, but intend to vote for the Nominee at the Special Meeting or the Annual Meeting, as applicable.  In connection therewith, the Reporting Persons may from time to time engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the election of directors at the Special Meeting and/or the Annual Meeting.

CUSIP No. 384871307	SCHEDULE 13D/A	Page 7 of 8 pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing or selling common shares, purchasing additional or selling some or all of their Preferred Stock, engaging in short selling of or any hedging or similar transaction with respect to the Preferred Stock or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.    Interest in Securities of the Issuer.

Items 5(a) and 5(c) are each hereby amended and restated to read as follows:

 (a) The following disclosure is based upon a total of 3,525,822 shares of Preferred Stock disclosed by the Issuer to be outstanding as of December 31, 2010 in its Form 10-K for the fiscal year ended December 31, 2010.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 806,815 shares of Preferred Stock that it holds, representing approximately 22.88% of the Preferred Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 806,815 shares of Preferred Stock, representing approximately 22.88% of the Preferred Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 806,815 shares of Preferred Stock, representing approximately 22.88% of the Preferred Stock outstanding; and (iv) in his capacity as the sole Senior Managing Member of the Investment Manager and the General Partner, the Senior Managing Member may be deemed to beneficially own 806,815 shares of Preferred Stock, representing approximately 22.88% of the Preferred Stock outstanding.

(c)           None of the Reporting Persons has entered into any transactions in the Preferred Stock since June 30, 2011.

Item 7.    Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2:	Letter dated September 30, 2011 to the Board of Directors of Gramercy Capital Corp.

Exhibit 3:
Form of Notice dated September 30, 2011 to the Secretary and Chief Operating Officer of Gramercy Capital Corp. requesting a special meeting of the holders of the Preferred Stock and nominating Derek C. Schrier for election as the Preferred Director to the Board of Directors of Gramercy Capital Corp.

CUSIP No. 384871307	SCHEDULE 13D/A	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2011

INDABA CAPITAL MANAGEMENT, LLC

By:   /s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:  /s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:  Indaba Partners, LLC, its general partner

By:  /s/ Hank Brier
Name: Hank Brier
Title: General Counsel

        /s/ Derek C. Schrier
           Derek C. Schrier

Exhibit 1

AGREEMENT

The undersigned agree that this Schedule 13D/A (Amendment No. 1), dated September 30, 2011, relating to the shares of Preferred Stock of Gramercy Capital Corp. shall be filed on behalf of the undersigned.

INDABA CAPITAL MANAGEMENT, LLC

By:   /s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:  /s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:  Indaba Partners, LLC, its general partner

By:  /s/ Hank Brier
Name: Hank Brier
Title: General Counsel

        /s/ Derek C. Schrier
           Derek C. Schrier

Exhibit 2

INDABA

Indaba Capital Management LLC
One Letterman Drive
Building D, Suite 700
The Presidio of San Francisco
San Francisco, CA 94129

t 415.680.1180
f 415.680.1181

September 30, 2011

The Board of Directors
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170

Dear Sirs:

We are writing to you in our capacity as the investment manager for Indaba Capital Fund, L.P. (“Indaba”), owner of 806,815 shares of the 8.125% Series A Cumulative Redeemable Preferred Stock (the “Preferred Stock”) of Gramercy Capital Corp. (the “Company”), or approximately 22.88% of the outstanding shares of Preferred Stock. Indaba also owns 966,200 shares of the Common Stock (the “Common Stock”) of the Company.

We would like to begin by commending Mr. Cozzi, his management team, and you, the members of the Board of Directors (all of the members of the Board of Directors collectively, the “Board”) for navigating the Company through a period of exceptional market dislocation and also successfully repositioning the Company for the future. In our view, management has been creative, opportunistic, and tireless in its efforts to preserve stockholder value.

We strongly agree with management’s efforts to isolate the Company’s liabilities at the subsidiary level and effectively eliminate liabilities at or recourse to the “parent” Company. We respect the caution management has demonstrated in regard to conserving and building capital (cash) over the last several years. From our discussions with management and our review of publicly available information, we believe that the Company’s “cleanup” effort after an unprecedented commercial real estate downturn is very near completion. As stockholders, we congratulate Mr. Cozzi, his team, and the rest of the Board.

The purpose of this letter is twofold. First, we would like to reiterate the message that we have communicated to Mr. Cozzi in person: we believe the Company is now able and prepared to pay all accrued but unpaid dividends to the holders of the Preferred Stock (the “Preferred Stockholders”) and that such payment is in the best interests of the Company and its stockholders, both the holders of its Common Stock (the “Common Stockholders”) and the Preferred Stockholders. Second, we hereby provide notice that Indaba delivered to the Secretary of the Company, on the date hereof, a written request (the “Meeting Request”) that the Company call a special meeting of the Preferred Stockholders (the “Special Meeting”) to elect the Preferred Director (as defined below) and Indaba has nominated Derek C. Schrier (and reserved the right to substitute another person in Mr. Schrier’s place) as nominee to be elected as the Preferred Director at such Special Meeting.

Background

According to the terms of the Preferred Stock, as set forth in the Company’s Articles Supplementary for the Preferred Stock (the “Articles Supplementary”), dividends payable in cash at the rate per annum of $2.03125 per share of Preferred Stock shall be payable quarterly to the Preferred Stockholders, when, as, and if authorized by the Board and declared by the Company. Such dividends are cumulative from the most recent date that dividends were paid.

As you are aware, the Company suspended dividends on the Preferred Stock on December 31, 2008. The dividend payment due on September 30, 2011 is the twelfth dividend on the Preferred Stock that will not have been paid. In its most recent Annual Report on Form 10-K for the year ending December 31, 2010, filed on September 23, 2011 (the “2010 Form 10-K”), the Company stated that, “[w]e do not know when or if we will pay future dividends, including accumulated and unpaid dividends on the Series A preferred stock.” The twelve missed dividend payments will total approximately $21.5 million, or approximately $6.09 per share of Preferred Stock.

Pursuant to the Articles Supplementary, “if and whenever six or more quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock ... shall be in arrears (which shall, with respect to any such quarterly dividend, mean that any such dividend has not been paid in full), whether or not earned or declared, the number of directors then constituting the Board of Directors shall be increased by one and the holders of the Series A Preferred Stock ... shall be entitled to elect one additional director to serve on the Board of Directors at any annual meeting of stockholders or properly called special meeting held in place thereof, or at a special meeting of the holders of the Series A Preferred Stock called [by the Secretary of the Company, either on his own or at the request of holders of 20% or more of the total number of shares of Preferred Stock outstanding].” (Emphasis added). The director to be elected by the Preferred Stockholders is herein referred to as the “Preferred Director”.

Despite the quarterly dividend being more than six quarters in arrears at the time of the Company’s last annual meeting of stockholders on June 15, 2010, the Company did not fulfill, and continues to be in breach of, its obligation to increase the number of directors constituting the Board by one and allow the Preferred Stockholders to elect a Preferred Director.

Company Has Ample Liquidity to Pay Accrued but Unpaid Dividends

Based on our review of the Company’s recent regulatory filings and discussions with management, we estimate that the Company holds between $175 million and $200 million in cash on its balance sheet and has virtually no recourse liabilities at the Company level, other than normal course of business accrued payables and liabilities. We eagerly await more up-to-date disclosure from the Company to confirm these estimates.

Despite such ample liquidity, the Company has not paid the accrued quarterly dividends on the Preferred Stock pursuant to the terms of such Preferred Stock for three years, which as discussed above, will total approximately $21.5 million as of September 30, 2011. We note that the Company also declared in its Quarterly Report on Form 10-Q filed on November 8, 2010 that it did not know when or if it will pay future dividends, including accumulated and unpaid dividends on the Preferred Stock. This declaration was in language identical to the statement in its 2010 Form 10-K which was filed on September 23, 2011 except that, in its November 8, 2010 filing, such statement was prefaced with “[g]iven our current financial condition” (emphasis added). It comes as no surprise to us that the Company did not include such explanatory language in its recently released 2010 Form 10-K given that the current financial condition of the Company is substantially improved from its condition in November 2010. We believe the Company is now sufficiently restructured and capitalized to pay all of the accrued but unpaid dividends on the Preferred Stock. According to our above estimates, such accrued but unpaid dividends represent only approximately 10% to 13% of the Company’s cash holdings.

The Non-Paying Status and Perceived Impairment of the Preferred Stock Causes the Common Stock to Trade at a Substantial Discount to Its Intrinsic Value

At the close of the stock market on September 29, 2011, the Preferred Stock was valued at $24.26 per share, or 78% of $31.09, the sum of the liquidation preference ($25.00) on such Preferred Stock plus all accrued but unpaid dividends to the Preferred Stockholders expected as of September 30, 2011 ($6.09). Given the high dividend rate on the Preferred Stock (8.125%, a spread of over 5.15% over the United States thirty year treasury rate), the Company’s cash liquidity (noted above), net asset value (detailed in the attached Appendix), and lack of debt at the “parent” Company, we can only presume that the Company’s failure to pay accrued but unpaid dividends to the Preferred Stockholders is the cause of the substantial discount in its market value.

The amount and timing of dividends that Common Stockholders expect to receive are primary determinants of the market value of the Company’s Common Stock. The Board’s failure to authorize payment of accrued but unpaid dividends on the Preferred Stock diminishes the market’s perception of the Company’s ability and willingness to pay dividends on its Common Stock. Indeed, the Company acknowledges in its 2010 Form 10-K that “in accordance with the provisions of our charter, we may not pay any dividends on our common stock until all accrued dividends and the dividend for the then current quarter on the Series A preferred stock are paid in full.” Accordingly, the discount in the market value of the Preferred Stock due to its “nonpaying” status impairs the market value of the Common Stock. We believe that a reasonable valuation of the Company’s Common Stock, as outlined in the Appendix attached to this letter, illustrates this fact.

Payment of Accrued but Unpaid Dividends to the Holders of Preferred Stock is a Prerequisite to the Company’s Future Growth

We are pleased with the recent strategic resolution of the Company’s Realty Division and the issuance of the Company’s financial statements for the fourth quarter of 2010, and we look forward to the issuance of the Company’s financial statements for the first and second quarters of 2011. We believe that achievement of these milestones help provide the Company with the foundation to take the Company forward to the next phase of its restructuring (growth) and to pay the accrued but unpaid dividends to the Preferred Stockholders.

We believe that the Company is well-positioned to take advantage of the current opportunities in the commercial real estate lending markets, and that payment of the accrued but unpaid dividends to the Preferred Stockholders is central to the Company’s prospects. Set forth below are some of the reasons that we believe payment of the accrued but unpaid dividends to the Preferred Stockholders is important to the Company’s prospects and future growth:

•	No payment of dividends or any other distributions may be made to the Common Stockholders until all accrued but unpaid dividends are paid to the Preferred Stockholders in full.

•
In order to effectively access the capital markets to raise equity capital and resume its core commercial real estate lending business, the Company must reinstate dividend payments on its Common Stock and, accordingly, on its Preferred Stock.

•
Per the 2010 Form 10-K, filed on September 23, 2011, there are effectively no liabilities at the “parent” Company – it is completely unlevered. Accordingly, no cash is needed to service principal or interest of any debt at the “parent” Company.

The only reason we can deduce that the Board would not authorize payment of the accrued but unpaid dividends to the Preferred Stockholders immediately would be if the Company planned to invest the cash that would otherwise go to pay those accrued but unpaid dividends. We believe it would be imprudent to return to the practice of excessively leveraging the Company’s equity capital and trust that the Board and management would agree with this assessment based on the experience of the last several years.

Management Should Communicate with Investors Publicly, Increase Disclosure, Explain Complex Financial Statements, and Discuss Future Plans for the Company

Over ten months passed without the Company issuing financial statements, providing meaningful disclosure, or discussing the Company’s financial condition or performance. Management has not held an investor conference call since November 2, 2010. As stated in the Company’s 2010 Form 10-K, filed on September 23, 2011, the Board initiated a strategic review in June of 2011. Press reports suggest that the Company is “working with” financial advisors and “may pursue a sale or other strategic options”. Of course, we are cautious about what we read in the press, but, in the absence of meaningful disclosure from the Company and the passage of time, our concern only increases.

We believe it would be imprudent for the Board to pursue broad strategic decisions (e.g., a sale of the Company, an equity investment in the Company, or the meaningful incurrence of debt) prior to fulsome disclosure. It is in the best interest of all stockholders, both Common and Preferred, that such alternatives be contemplated only when the Company’s securities are trading at fair value – this will not happen until public filings and management clearly communicate the fundamental value currently residing at the Company and the Preferred Stock dividend is brought current.

Conclusion

We urge that the Board authorize and the Company declare for payment, as soon as practicable, all accrued but unpaid dividends to the Preferred Stockholders.

In the meantime, we respectfully request that the Company fulfill its obligation to (i) increase the number of directors constituting the Board by one, and (ii) call a Special Meeting pursuant to the Meeting Request to allow the Preferred Stockholders to elect a Preferred Director. Should the Company fix the date for its next annual meeting of stockholders within 120 days of the date of the Meeting Request, we respectfully request that the Company fulfill its obligation to allow the Preferred Stockholders to elect a Preferred Director at such annual meeting of stockholders and to include Derek C. Schrier (or a substitute person nominated by Indaba) as a nominee for such Preferred Director position in the Company’s proxy materials.

We greatly appreciate the time that Mr. Cozzi and the other members of the Company’s management team have spent with us over the last several months and look forward to continuing an active, open, and productive dialogue going forward. Once you have had a chance to review and consider this letter, we invite each of you to contact us with any questions or comments that you may have.

We are pleased to be stockholders of the Company and look forward to management’s and your continued leadership as Gramercy Capital Corp. commences its next chapter. Thank you in advance for your prompt attention to the matters discussed in this letter.

Respectfully,

Indaba Capital Management, LLC

By: /s/ Derek C. Schrier
Derek C. Schrier
Managing Partner and Chief Investment Officer

APPENDIX (1)
Gramercy Capital Corp.: Valuation of Common and Preferred Stock
($ in millions except per share figures)

Net Asset Value Residing at Parent Level
	Low	High	Low	High
	Value	Value	$/Share	$/Share
Cash	$175	$200	$3.46	$3.96
Real Estate	23	28	0.45	0.54
Securities	33	38	0.64	0.74
Total Assets	$230	$265	$4.55	$5.25

Less: Preferred Stock Par Value ($25.00/share)	$(88)	$(88)	$(1.74)	$(1.74)
Less: Accrued but Unpaid Dividends on Preferred Stock (2)	(21)	(21)	(0.43)	(0.43)
Net Asset Value to Common Equity at Parent Level	$120	$155	$2.38	$3.08

Realty Division
	Low		High		Low		High
	Value		Value		$/Share		$/Share
Management Fees	$10		$10		$0.20		$0.20
Minimum Contractual Incentive Fee	4		4		0.07		0.07
Less: Realty SG&A	(8)		(8)		(0.16)		(0.15)
Total Realty Division Annual Cash Flow	$6		$6		$0.11		$0.12

Cash Flow Multiple	2.0	x	4.0	x	2.0	x	4.0	x
Realty Division Value	$11		$24		$0.22		$0.48

Finance Division
	Low		High		Low		High
	Value		Value		$/Share		$/Share
Collateral Management Fee	$7		$7		$0.14		$0.14
2006 CDO Retained Interest Cash Flow	28		33		0.54		0.64
2005 CDO Retained Interest Cash Flow	20		23		0.40		0.45
Less: Finance Division SG&A	(18)		(17)		(0.36)		(0.34)
Total Finance Division Annual Cash Flow	$37		$45		$0.72		$0.89

Cash Flow Multiple	2.0	x	4.0	x	2.0	x	4.0	x
Finance Division Value	$73		$180		$1.45		$3.56

Summary Value
	Low	High	Low	High
	Value	Value	$/Share	$/Share
Net Asset Value to Common Equity at Parent Level	$120	$155	$2.38	$3.08
Realty Division Value	11	24	0.22	0.48
Finance Division Value	73	180	1.45	3.56
Total Value of GKK Common Equity	$204	$359	$4.05	$7.11

			Low	High
Common Equity Discount to Intrinsic Value ($3.08 as of 9/29/2011)			23.9%	56.7%

Note: Preferred Stock Coverage Ratio
	Low		High
	Value		Value
Total Value of GKK Common Equity plus Preferred Stock Liquidation Preference	$314		$469
Par Value of Preferred Stock plus Accrued and Unpaid Dividends	110		110
Preferred Stock Coverage	2.9	x	4.3	x

Note: Numbers may not add due to rounding

(1) The analyses, conclusions, and estimates set forth herein are the analyses, conclusions, and estimates of Indaba Capital Management, LLC based on publicly available information and discussions with GKK management
(2) Accrued but unpaid dividends owed through September 30, 2011 of $6.09/share

Exhibit 3

INDABA

Indaba Partners, LLC
One Letterman Drive
Building D, Suite 700
The Presidio of San Francisco
San Francisco, CA 94129

t 415.680.1180
f 415.680.1181

September 30, 2011

Mr. Robert R. Foley
Secretary and Chief Operating Officer
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170

Dear Mr. Foley:

Indaba Capital Fund, L.P. (“Indaba”) is a holder of record of 806,815 shares of the 8.125% Series A Cumulative Redeemable Preferred Stock (CUSIP: 384871307) (the “Series A Preferred Stock”) of Gramercy Capital Corp. (the “Company”), or approximately 22.88% of the outstanding shares of Preferred Stock.  Indaba is also the holder of record of 966,200 shares of the Common Stock (CUSIP: 384871109) of the Company.

As you are aware, the Company suspended dividends on the Preferred Stock on December 31, 2008.  The dividend payment due on September 30, 2011 is the twelfth dividend on the Series A Preferred Stock that will not have been paid.

Pursuant to Article FIRST, Section 10 of the Articles Supplementary for the Series A Preferred Stock of the Company (the “Articles Supplementary”), “if and whenever six or more quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock … shall be in arrears (which shall, with respect to any such quarterly dividend, mean that any such dividend has not been paid in full), whether or not earned or declared, the number of directors then constituting the Board of Directors shall be increased by one and the holders of the Series A Preferred Stock … shall be entitled to elect one additional director to serve on the Board of Directors at any annual meeting of stockholders or properly called special meeting held in place thereof, or at a special meeting of the holders of the Series A Preferred Stock … called as hereinafter provided.”  Additionally, Article FIRST, Section 10 of the Articles Supplementary provides that “[a]t any time after such voting power shall have been so vested in the holders of shares of Series A Preferred Stock …, the Secretary of the Company may, and upon the written request of the holders of record of not less than 20% of the total number of Series A Preferred Stock … (addressed to the Secretary at the principal office of the Company) shall, call a special meeting of the holders of the Series A Preferred Stock … for the election of the director to be elected by them as herein provided.”  The director to be elected by the holders of the Series A Preferred Stock pursuant to Article FIRST, Section 10 of the Articles Supplementary is hereafter referred to as the “Preferred Director”.

Indaba hereby requests, pursuant to Article FIRST, Section 10 of the Articles Supplementary, that a special meeting of the holders of the Series A Preferred Stock (the “Special Meeting”) be called for the purpose of electing the Preferred Director.  Indaba requests that the Special Meeting be held as soon as possible and not more than ninety days from the date of this request.

Indaba also hereby nominates Derek C. Schrier for election as the Preferred Director to the Board of Directors of the Company at the Special Meeting or, in the event that the Company is not obligated to call the Special Meeting because it fixes the date for the next annual meeting of stockholders of the Company (the “Annual Meeting”) within 120 days of the date hereof, at such Annual Meeting.  Such nomination is made pursuant to (i) Article FIRST, Section 10 of the Articles Supplementary and ARTICLE II, Section 12(b) of the Amended and Restated Bylaws of the Company (the “Bylaws”), if such election is held at the Special Meeting, and (ii) ARTICLE II, Section 12(a) of the Bylaws, if such election is held at the Annual Meeting.

Consistent therewith, Indaba also hereby requests that the following resolution be brought before holders of the Series A Preferred Stock at the Special Meeting or Annual Meeting, as applicable:

RESOLVED, that Derek C. Schrier is elected as director of the Company, to serve in his capacity until his successor is duly elected and qualified or the number of directors constituting the Board of Directors of the Company is reduced, in each case, as contemplated by Article FIRST, Section 10 of the Articles Supplementary.

Mr. Schrier has consented to be named in any proxy statement relating to the Special Meeting or the Annual Meeting and to serve as a director if elected, and to our knowledge, there is no reason to believe that Mr. Schrier will be unable to serve.  Exhibit A to this letter contains the relevant information with respect to the nominee.  Exhibit B to this letter contains the written consent of Mr. Schrier to being named in the proxy statement relating to the Special Meeting or the Annual Meeting and to serve as a director if elected.

Notwithstanding the foregoing, Indaba reserves the right, upon notice to the Company, to substitute another person in Mr. Schrier’s place for election as the Preferred Director to the Board of Directors of the Company at the Special Meeting or the Annual Meeting, as applicable.

We believe that this request for a Special Meeting and the nomination of Mr. Schrier satisfies the requirements of the Articles Supplementary and the Bylaws with respect to the calling of the Special Meeting and the nomination of directors.  If you believe this request contains any deficiencies or if you believe any additional information is required to be provided, please advise us immediately.

Respectfully,

Indaba Capital Fund, L.P.

By: Indaba Partners, LLC, its general partner

By:______________________________
    Derek C. Schrier
    Managing Partner

EXHIBIT A

Information Regarding Nominee

Name:  Derek C. Schrier
Date of Birth:   XXXXXXXXX
Business Address:  c/o Indaba Capital Management, LLC, One Letterman Drive, Building D,
Suite DM700, San Francisco, CA 94129
Residence Address:  XXXXXXXXXXX

Class and number of shares of stock of the Company owned by the nominee:

Derek C. Schrier does not directly own any stock of the Company, however, as the Senior Managing Member of Indaba Partners, LLC, the general partner of Indaba Capital Fund, L.P., and Indaba Capital Management, LLC, the investment manager of Indaba Capital Fund, L.P., Mr. Schrier may be deemed to beneficially own (i) the 806,815 shares of the 8.125% Series A Cumulative Redeemable Preferred Stock of the Company and (ii) the 966,200 shares of the Common Stock of the Company, in each case, directly owned by Indaba Capital Fund, L.P.

Biographical Information:

Derek C. Schrier
Mr. Schrier, age 45, founded Indaba Capital Management, LLC, an investment management firm, in 2010 and currently serves as its Managing Partner and Chief Investment Officer.  Prior to founding Indaba Capital Management, LLC, Mr. Schrier worked at Farallon Capital Management, L.L.C. from 1998 to 2008, and was elected as a partner 2002.  Prior to Farallon Capital Management, L.L.C., Mr. Schrier worked at Goldman, Sachs & Co. in the Mergers & Acquisitions Department.  From 1992 to 1994, Mr. Schrier worked for the anti-apartheid movement in South Africa, ultimately managing the elections research and polling for the African National Congress’s political campaign during that country’s first-ever democratic and non-racial elections. Mr. Schrier is on the Dean’s Advisory Council at Stanford University Law School and the Advisory Board of the Arthur & Toni Rembe Rock Center for Corporate Governance at Stanford University.  Mr. Schrier is Chairman of the African Leadership Foundation, the U.S.-based foundation of the African Leadership Academy.  Mr. Schrier graduated with an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University and earned an M.B.A. from the Graduate School of Business at Stanford University and a J.D. from the Stanford University Law School.

EXHIBIT B

WRITTEN CONSENT OF NOMINEE TO BE NAMED IN A

PROXY STATEMENT AND TO SERVE AS A DIRECTOR

I, Derek C. Schrier, hereby consent to being named as a nominee for the board of directors of Gramercy Capital Corp. (the “Company”) with any proxy, consent or information statement issued relating to the election of directors of the Company at any Special Meeting of holders of preferred stock, at any annual meeting of all stockholders or otherwise.  Furthermore, I agree to serve as a director of the Company if so elected.

Dated as of September 30, 2011.

By: _____________________

Name:  Derek C. Schrier